Points International Announces Results of Annual and Special Meeting

Appoints two new board members

TORONTO, Canada, May 5, 2016 -- Points (TSX:PTS) (Nasdaq:PCOM), a global leader in loyalty currency management, announced today that all resolutions put to the annual and special meeting of shareholders held on May 5, 2016 were passed, including the reappointment of the company’s directors and the appointment of David Adams and Craig Miller as new members of the board of directors.

The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
David Adams	8,359,190	405,093
Christopher Barnard	8,753,242	11,041
Michael Beckerman	8,755,248	9,035
Bernay Box	8,750,417	13,866
Douglas Carty	8,357,934	406,349
Bruce Croxon	8,357,734	406,549
Robert MacLean	8,749,927	14,356
Craig Miller	8,359,675	404,608
John Thompson	8,751,932	12,351

Bernay Box, Points' Chairman of the Board commented, "We are pleased to welcome David and Craig to our board of directors. Both have a wealth of executive management, operational or board experience in loyalty or online businesses that will be a great asset as Points advances its position as a leading loyalty commerce platform."

David Adams most recently served as the Executive Vice President and Chief Financial Officer of Aimia Inc., from 2007 until his retirement in March of 2016. Aimia Inc. is a global data driven marketing and loyalty analytics company with close to 4,000 employees in 20 countries and owns and operates well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the United Kingdom. Before joining Aimia, Mr. Adams served as Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc., Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc., in a variety of executive finance positions at CAE Inc., and in a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young). He currently serves on the Board of Directors and Audit Committee of Cardlytics Inc., the Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexico’s frequent flyer program, the Board of Directors of Plan Canada, and on the Board of Governors of the Stratford Festival. Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

Craig Miller is currently the Chief Marketing Officer at Shopify Inc., a leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. He joined Shopify in 2011 and grew it from a venture-funded startup used by 15,000 businesses to a public company used by over 240,000 businesses in about 150 countries. Prior to Shopify, Mr. Miller spent five years at Kijiji Canada, an eBay company, where he led the marketing then product & development teams. He joined Kijiji Canada in 2006 when the group was just three employees and was pivotal in growing the site to being the most popular classifieds site in the country, used by nearly half of all online Canadians. Mr. Miller is a graduate of McGill University, where he studied Electrical Engineering with a specialization in Computer Systems Technology.

In addition, shareholders voted in favor of: amending the articles of incorporation to increase the number of directors of the company from seven to nine persons and empowering the directors to appoint directors between annual meetings within prescribed limits; the confirmation of the company’s advance notice by-law; the adoption of the 2016 stock option plan; and the reappointment of KPMG LLP as the auditors of the company.

The following votes were received with respect to each resolution:

	Number of Shares For	Number of Shares Withheld/Against
Amendments to Articles	8,741,442	22,841
Advance Notice By-Law	7,855,864	908,419
2016 Stock Option Plan	7,746,202	1,018,081
Appointment of Auditors	11,232,977	10,767

As a vote for each motion presented to shareholders was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (NASDAQ:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. Points continues to leverage the technology and expertise gained from the PointsHound acquisition to develop and expand Points Travel, the first private label eCommerce platform designed specifically for the loyalty industry.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Contact:
Points Investor Relations
ICR
Garo Toomajanian
ir@points.com